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                                   FORM 8-A

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) or (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          ALLIED RESEARCH CORPORATION
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            (Exact name of registrant as specified in its charter)


                 Delaware                                      04-2281015
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(State of incorporation of organization)                      (IRS Employer
                                                           Identification No.)


8000 Towers Crescent Drive, Suite 260, Vienna, Virginia           22182
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(Address of principal executive offices)                        (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act: Preferred Share Purchase Rights

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]


                            Exhibit Index On Page 6
                               Page 1 Of 6 Pages
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Item 1.        Description of Registrant's Securities To Be Registered.
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ADOPTION OF RIGHTS PLAN

          On June 6, 2001, the Board of Directors of Allied Research Corporation (the "Company") adopted a new shareholder rights plan to replace the Company's existing rights plan which expires June 20, 2001. Under the new plan, the Board of Directors authorized the issuance of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.10 per share (the "Common Shares"), of the Company. The distribution is payable to stockholders of record at the close of business on June 20, 2001 (the "Record Date"), and with respect to all Common Shares that become outstanding after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, the exchange of the Rights, and the expiration of the Rights (and, in certain cases, following the Distribution
Date).

          Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock, Series B, $ 1.00 par value per share, of the Company (the "Preferred Shares") at a price of $50.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Mellon Investor Services LLC (the "Rights Agent").

          The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because of the Board of Directors' ability to redeem the Rights, as discussed below.

RIGHTS ATTACH TO COMMON SHARES INITIALLY

          Initially and until a Distribution Date occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period:

     -    The Rights are not exercisable;

     -    Holders, as such, have no voting rights;

     - The Rights are transferred with the Common Shares and are not transferable separately from the Common Shares;

     -    No dividends are paid on the Rights;

     - New Common Share certificates or book entry shares issued will contain a notation incorporating the Rights Agreement by reference; and

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     -    The transfer of any Common Shares will also constitute the transfer of the Rights.

          The Rights expire May 31, 2011 (the "Expiration Date"), unless earlier redeemed or exchange by the Company as described below.

DISTRIBUTION OF RIGHTS

          Separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares on the "Distribution Date." The Distribution Date is the earlier to occur of the following two events:

     - The tenth (10/th/) day after a public announcement that a person or group of affiliated or associated persons (other than an exempt person) has acquired or obtained the right to acquire fifteen percent (15%) or more of the outstanding Common Shares; or

     - The tenth (10/th/) business day after the commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person (other than an exempt person) if, upon consummation of the offer, such person could acquire beneficial ownership of fifteen percent (15%) or more of the outstanding Common Shares.

RIGHT TO PURCHASE COMPANY STOCK

          If a person or group acquires or obtains the right to acquire fifteen percent (15%) or more of the outstanding Common Shares (thereby becoming an "Acquiring Person") each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, Common Shares (or, in certain circumstances, Preferred Shares or Common Share equivalents) having a value equal to two times the exercise price of the Right. In other words, the Rights holders, other than the Acquiring Person, may purchase Common Shares at a fifty percent (50%) discount.

          For example, at the exercise price of $50.00 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $100.00 worth of Common Shares (or other consideration, as noted above) for $50.00. Assuming a value of $10.00 per Common Share at such time, the holder of each valid Right would be entitled to purchase five (5) Common Shares for $50.00.

RIGHTS TO PURCHASE ACQUIRING PERSON STOCK

          In the event that, at the time or after a person becomes an Acquiring Person, the Company is involved in a merger or other business combination in which (i) the Company is not the surviving corporation, (ii) Common Shares are changed or exchanged, or (iii) fifty percent (50%) or more of the Company's consolidated assets or earning power are sold, then each Right (other than Rights that are or were owned by the Acquiring Person and certain related persons and transferees, which will thereafter be void) shall thereafter be exercisable for a number of shares of common stock of the acquiring company having a market value of two times the

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exercise price of the Right. In other words, a Rights holder may purchase the acquiring company's common stock at a fifty percent (50%) discount.

EXCHANGE OF COMPANY STOCK FOR RIGHTS

          At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires fifty percent (50%) or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or a Common Share equivalent), per Right (subject to adjustment).

REDEMPTION

          The Rights are redeemable by the Company in whole but not in part at a price of $0.01 per Right at any time prior to the expiration of ten (10) days after the Company becomes aware that a person or a group has become an Acquiring Person. Immediately upon redemption, the right to exercise will terminate and the only right of holders will be to receive the redemption price.

AMENDMENTS

          As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors in its discretion without the consent of the Rights holders. After that time, no amendment may adversely affect the interests of the Rights Holder (other than the Acquiring Person).

TERMS OF PREFERRED SHARES

          The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each holder of a Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $1.00 per share and 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to the greater of $10.00 per share and 100 times the payment made per Common Share. Each Preferred Share will have 100 votes per share, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share.

MISCELLANEOUS

          The Purchase Price payable, and the number and kind of securities, cash or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision or combination of, the Common Shares, (ii) upon the grant to holders of the Common Shares of rights, options or warrants to subscribe for Common Shares or securities convertible into Common Shares at less

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than the current market price, (iii) upon the distribution to holders of the
Common Shares of securities, cash, evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings) and (iv) in connection with recapitalizations of the Company or reclassifications of the Common Shares.

          No fractional Common Shares or Preferred Shares will be required to be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of Common Shares or Preferred Shares on the last trading date prior to the date of exercise.

          Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one Common Share.

          This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement attached as Exhibit 1, which is incorporated herein by reference.

ITEM 2.  Exhibits.
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1.        Rights Agreement dated as of June 6, 2001, between Allied Research
          Corporation and Mellon Investor Services LLC, as Rights Agent.

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   ALLIED RESEARCH CORPORATION


Date:    June 6, 2001                        /s/ John G. Meyer, Jr.
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                                  Name:  John G. Meyer, Jr.
                                  Title: Executive Vice President and
                                         Chief Operating Officer

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                                 EXHIBIT INDEX
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Exhibit
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1.        Rights Agreement dated as of June 6, 2001 between
          Allied Research Corporation and Mellon Investor Services LLC

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